SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Alimco Financial Corporation Alan B. Howe, CEO 3300 South Dixie Highway, Suite 1-365 West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 10 pages

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D	Page 2 of 10

1	NAME OF REPORTING PERSON Alimco Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,141,067
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,141,067
	10	SHARED DISPOSITIVE POWER
0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,141,067*

* The shares reported herein consist of (i) 178,457 shares of common stock, (ii) $872,840.37 of Junior Secured Convertible Promissory Notes convertible into 290,947 shares of common stock at a conversion price of $3.00, (iii) $1,264,987.89 of Junior Secured Convertible Notes convertible into 421,663 shares of common stock at a conversion price of $3.00, and (iv) a Warrant to purchase 5,250,000 shares of common stock at an exercise price of $0.01 per share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%[1]

14	TYPE OF REPORTING PERSON* CO

1 The percentages reported in this Schedule 13D are based upon 21,019,352 outstanding shares of common stock (as described in Item 5 hereof).

SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Filing”) relates to the common stock, $0.0001 par value per share (the “Shares” or “Common Stock”), of Determine, Inc. (“Determine,” or the “Issuer”), whose principal executive offices are located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032.

Item 2. Identity and Background

(a)-(c) The reporting person is:

This statement is filed by Alimco Financial Corporation, a Delaware corporation (“Alimco” or the “Reporting Person”). Alimco is a diversified, national asset manager and alternative finance company that invests capital into smaller businesses. The principal business address for the Reporting Person is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405.

The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s Board of Directors (the “Board”) and any other persons ultimately in control of the Reporting Person are set forth below. For additional information, see Item 5 below, which is incorporated by reference in this Item 2.

Board of Directors

Neil S. Subin is a member of the Board. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”) and other entities. Mr. Subin’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405.

Eric W. Fangmann is a member of the Board. Mr. Fangmann’s principal occupation is Chief Financial Officer of MILFAM LLC, which serves as manager, general partner or investment advisor or trustee of the Miller Entities and other entities. Mr. Fangmann’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405.

Alan B. Howe is a member of the Board. Mr. Howe’s principal occupation is as Chief Executive Office of Alimco and as Managing Partner of Broadband Initiatives LLC, a boutique corporate advisory and consulting firm. Mr. Howe serves as a director and Vice Chairman of Determine. He also serves on other boards of directors. Mr. Howe’s principal business address is 10755 Scripps Poway Parkway, San Diego, California 92131.

Steven D. Scheiwe is a member of the Board. Mr. Scheiwe’s principal business occupation is as President of Ontrac Advisors, Inc., which offers analysis and management services to private equity groups, privately held companies and funds managing distressed corporate debt issues. Mr. Scheiwe also serves on other boards of directors. Mr. Scheiwe’s principal business address is 1741 Edgefield Lane, Encinitas, California 92024.

Executive Officers

Mr. Howe serves as Chief Executive Officer for Alimco.

Mr. Fangmann serves as Chief Administrative Officer for Alimco.

None of the persons named in response to this Item 2(a) is the direct owner of any securities of Alimco except for Mr. Subin, who owns directly 20,000 shares of common stock of Alimco, and Mr. Howe, who owns directly 5,670 shares of common stock of Alimco. Certain of the persons named in response to this Item 2(a), directly or indirectly, beneficially own securities of the Issuer, as described in Item 5.

(d) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons named in response to Item 2(a) above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares purchased by the Reporting Person was approximately $2,552,342.33. The Shares were purchased with working capital.

The aggregate purchase price set forth in this Item 3 include brokerage commissions if applicable and may reflect certain cost basis adjustments.

The information in Item 4 is incorporated hereby reference.

Item 4. Purpose of the Transaction

The Common Stock covered by the Statement were acquired by the Reporting Person for investment purposes in the ordinary course of its business. The purpose of this filing is to state that the Reporting Person has become the beneficial owner of greater than 20% of the Shares of the Company.

Amendment of Junior Secured Convertible Purchase Agreement and Issuance of Junior Secured Promissory Notes and Issuance of Common Stock Warrant

As described on the Company’s report on Form 8-K filed on December 28, 2018, on December 21, 2018, Alimco entered into that certain Amendment No. 2 (the “December 2018 Amendment”) to the existing Junior Secured Convertible Note Purchase Agreement (the “Purchase Agreement”), dated as of December 27, 2016, with the Company and Milfam II L.P. (“Milfam II”, and together with Alimco, the “Investors”).

Pursuant to Amendment No. 2, among other things, the Investors advanced an aggregate of $2,473,477 to the Company, which advances were evidenced by Junior Secured Promissory Notes (the “December 2018 Notes”) which accrue interest at an annual rate of 10%, payable quarterly, beginning on December 31, 2018. The Company has the option to pay any amounts of interest due under the December 2018 Notes by compounding and adding such interest amount to the unpaid principal amount of the December 2018 Notes, based on an interest rate calculated at 12% per annum. The December 2018 Notes are due on the earlier of (i) December 27, 2021 or (ii) a transaction resulting in a change of control of the Company (the “Maturity Date”). In addition, pursuant to the terms of Amendment No. 2, the Company issued to each of Milfam II and Alimco warrants exercisable for up to 5,250,000 shares of the Company’s common stock at an exercise price of $0.01 per share (the “Warrants”) on December 21, 2018.

The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the December 2018 Amendment, the December 2018 Notes, and the Warrants filed as Exhibits 10.1 through 10.5 in the Issuer’s Form 8-K filed on December 28, 2018, the description of the Purchase Agreement and Junior Secured Promissory Notes set forth in the Issuer’s Form 8-K filed on November 21, 2018 and the description of the Security Agreement and Subordination Agreement filed as Exhibits 10.4 and 10.5 to the Issuer’s Form 8-K filed on December 30, 2016, each of which are incorporated by reference herein.

Previously, on December 27, 2016, Alimco entered into that certain Junior Secured Convertible Note Purchase Agreement (the “December 2016 Junior Secured Convertible Note Purchase Agreement”) with the Company, pursuant to which the Company issued and sold a junior secured convertible promissory note (the “December 2016 Note”) to Alimco in the principal amount of $1 million. This summary does not purport to be complete and is qualified in its entirety by reference to the form of December 2016 Notes and December 2016 Junior Secured Convertible Note Purchase Agreement which were filed as Exhibits 10.1 and 10.2 to the Issuer’s Form 8-K filed on December 30, 2016 and are incorporated herein by reference.

Previously, on December 16, 2015, Alimco entered into that certain Junior Secured Convertible Note Purchase Agreement (the “December 2015 Junior Secured Convertible Note Purchase Agreement”) with the Company, pursuant to which the Company issued and sold a junior secured convertible promissory note (the “December 2015 Note”) to Alimco in the principal amount of $700,000.00. This summary does not purport to be complete and is qualified in its entirety by reference to the form of December 2015 Note and December 2015 Junior Secured Convertible Note Purchase Agreement which were filed as Exhibits 10.1 and 10.2 to the Issuer’s Form 8-K filed on December 17, 2015 and are incorporated herein by reference.

In addition, from time to time, the Reporting Person has also acquired Shares of Common Stock.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, strategy and future plans of the Issuer, and otherwise with the objective of enhancing shareholder value. The Reporting Person may in the future take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, assets or operations of the Issuer, acquiring additional Shares or other securities, disposing of some or all of its Shares or other securities, engaging in short selling of or any hedging or similar transaction with respect to the Shares or other securities or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by it, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its business or securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Person may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

(a)       Alimco. Alimco may be deemed to beneficially own approximately 6,141,067 Shares, which is equal to approximately 29.2% of the 21,019,352 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 21,019,352 outstanding Shares referenced above is the total of the following amounts: (i) 15,056,742 outstanding Shares as reported in the Company’s 10-Q filed on November 14, 2018, (ii) $872,840.37 of Junior Secured Convertible Notes convertible into 290,947 Shares, (iii) $1,264,987.89 of Junior Secured Convertible Notes convertible into 421,663 Shares, and (iv) a Warrant to purchase 5,250,000 shares of common stock at an exercise price of $0.01 per share. The Shares reported by Alimco in this Filing do not include Shares reported separately by Mr. Subin with respect to Shares held by the Miller Entities.

Mr. Subin. Mr. Subin serves as a member of the Board of Alimco (which consists of four directors named in Item 2(a) above), as further described in Item 2. Mr. Subin also serves as successor to the position of President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor or trustee of the Miller Entities, certain of which hold approximately 85% of the outstanding shares of common stock of Alimco. Mr. Subin has separately reported beneficial ownership of certain securities of the Issuer held by the Miller Entities, constituting in the aggregate approximately 46.6% of the outstanding Shares of the Issuer. Each of Mr. Subin, the Miller Entities and Alimco disclaims beneficial ownership of the Shares and other securities covered by this Filing or securities convertible into or exercisable for Common Stock, other than any Shares or other securities reported herein as being directly owned by it or him, as the case may be. Mr. Subin and Alimco may be deemed to constitute a “group” for purposes of Section 13(d) the Exchange Act. Each of Mr. Subin and Alimco disclaims the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

Mr. Howe. Mr. Howe serves as a member of the Board of Alimco. He also serves as a director and as Vice Chairman of Determine. Mr. Howe owns 122,489 Shares of Determine, including 67,786 Shares of Common Stock, 20,000 Shares issuable upon exercise of stock options, 32,044 Shares issuable upon release of restricted stock units, and 2,659 Shares issuable upon the exercise of a warrant.

There are no Shares of Determine owned by Mr. Fangmann or Mr. Scheiwe, each of whom serves as a member of the Board of Alimco.

(b) The Reporting Person may be deemed to have sole voting and dispositive power for all Shares held directly by the Reporting Person.

Mr. Subin may be deemed to have sole voting and dispositive power for 10,328,791 Shares beneficially owned by Mr. Subin and reported separately with respect to the Miller Entities. Mr. Subin may be deemed to have shared voting and dispositive power for 241,461 Shares beneficially owned by Mr. Subin with respect to certain Miller Entities, namely Trust D and a trust account. Mr. Howe may be deemed to have sole voting and dispositive power for all Shares owned by Mr. Howe.

(c)       The following table details the transactions effected by the Reporting Person in the past 60 days in the form of payments in kind on securities of the Issuer.

Date of Transaction	Number of Shares Acquired	Price Per Share
December 21, 2018	5,250,000	$0.00*
December 31, 2018	6,999	$0.00**
December 31, 2018	12,057	$0.00**

*Warrant converts to shares of common stock at an exercise price of $0.01 per share.

**Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the respective applicable Note.

The following table details the transactions by Mr. Subin with respect to the Miller Entities, which are excluded from the Shares reported in this Filing.

Date of Transaction	Number of Shares Acquired	Price Per Share
December 11, 2018	1,822	$0.00*
December 11, 2018	1,822	$0.00*
December 11, 2018	3,644	$0.00*
December 11, 2018	3,644	$0.00*
December 21, 2018	5,250,000	$0.00**
December 31, 2018	2,999	$0.00*
December 31, 2018	2,999	$0.00*
December 31, 2018	5,999	$0.00*
December 31, 2018	5,999	$0.00*
December 31, 2018	12,057	$0.00*

*Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the respective applicable Note.

**Warrant converts to shares of common stock at an exercise price of $0.01 per share.

(d) No Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Filing is incorporated herein by reference.

The Reporting Person may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (any of the foregoing, a "Secured Party") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, swap, or other financing or business arrangements. If the Reporting Person enters into such arrangements and subsequently defaults under the terms of any such arrangement, the Secured Party might acquire the right to vote and/or dispose of the securities of the Issuer which have been posted as collateral.

The Reporting Person’s rights with respect to the Shares of Common Stock, the convertible notes, and the warrants are subject to the terms and conditions described in Item 4. For a complete description, your attention is directed to each of these documents which have been incorporated by reference as exhibits to this Filing and are incorporated herein by reference. The Reporting Person may take actions permitted or contemplated by such documents.

See Item 2 above regarding disclosure of the relationships between the Reporting Person, the other persons named in response to Item 2(a) above, and the Issuer, which disclosure is incorporated herein by reference.

None of the Reporting Person, nor any of the persons named in response to Item 2(a) above, has any contracts, arrangements, understandings or relationships with respect to securities of the Issuer, except as described or contemplated herein.

Item 7. Material to be Filed as Exhibits.

99.1       Junior Secured Convertible Note Purchase Agreement, dated December 16, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2015).

99.2       Junior Secured Convertible Note Purchase Agreement, dated December 27, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 30, 2016).

99.3       Amended and Restated Security Agreement, dated December 27, 2016 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 30, 2016).

99.4       Second Amended and Restated Subordination Agreement, dated December 27, 2016 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 30, 2016).

99.5       Amendment No. 2 to the Junior Secured Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 28, 2018).

99.6       Warrant to Purchase Common Stock, issued to Alimco Financial Corporation (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 28, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019

ALIMCO FINANCIAL CORPORATION

By:	/s/ Alan B. Howe
Name:	Alan B. Howe
Title:	Chief Executive Officer